UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

67059V209

(CUSIP Number)

Charles E. Sheedy

Two Houston Center, Suite 2907

909 Fannin Street

Houston, Texas 77010

Tel: 713-654-4484

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D

CUSIP No. 67059V209	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHEEDY CHARLES E
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,966,312
	8.	SHARED VOTING POWER 3,365
	9.	SOLE DISPOSITIVE POWER 5,966,312
	10.	SHARED DISPOSITIVE POWER 3,365
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,969,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 67059V209	Page 3 of 7 Pages

This Statement relates to the beneficial ownership by Charles E. Sheedy of shares (including shares issuable upon the exercise of warrants exercisable within 60 days) of the common stock of Nuo Therapeutics, Inc.

Item 1.	Security and Issuers.

This Statement relates to the common stock, $0.0001 par value, of Nuo Therapeutics, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 207A Perry Parkway, Suite 1, Gaithersburg, MD 20877.

Item 2.	Identity and Background.

The filer of this statement is Charles E. Sheedy (the “Reporting Person”). The business address of the Reporting Person is Two Houston Center, Suite 2907, 909 Fannin Street, Houston, Texas 77010.

The Reporting Person’s principal occupation is as an investment advisor. The Reporting Person is employed by Fayez Sarofim & Co., which has a principal business address of Two Houston Center, 909 Fannin Street, Houston, Texas 77010.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative proceeding and has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

156,312 shares of common stock, par value $0.0001 per share (the “New Shares”), of the Issuer were issued pursuant to the Issuer’s plan of reorganization (the “Plan of Reorganization”) in exchange for equity interests of the Issuer held by the Reporting Person on the record date under the Plan of Reorganization (the “Old Common Stock”) at a ratio of one New Share for every 41.8934 shares of Old Common Stock.

2,900,000 New Shares were acquired as part of a private placement and issued pursuant to the Issuer’s Plan of Reorganization for a purchase price of $1 per New Share. The Reporting Person used his personal funds for this purchase.

2,900,000 New Shares are issuable upon the exercise of a warrant issued without additional consideration as part of the private placement of New Shares. The exercise price of the warrant is $0.50 per New Share.

10,000 shares of New Shares were issued pursuant to an order of the United States Bankruptcy Court for the District of Delaware dated June 20, 2016 to the Reporting Person as a designee of the ad hoc committee of equity holders of the Issuer as repayment for a $10,000 loan made by the Reporting Person to the committee in December 2015. The Reporting Person used his personal funds for the loan.

13D

CUSIP No. 67059V209	Page 4 of 7 Pages

Item 4.	Purpose of the Transaction.

On January 26, 2016, the Issuer filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), which was administered under the caption “In re: Nuo Therapeutics, Inc.”, Case No. 16-10192 (MFW) (the “Chapter 11 Case”). During the pendency of the Chapter 11 Case, the Issuer continued to operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

In conjunction with its filing of the Chapter 11 Case, on January 29, 2016, the Bankruptcy Court granted the Issuer’s motion and entered an interim order which required certain notices and restricted proposed transfers of the Issuer’s equity securities by any person or entity that beneficially owned, or would have owned following a proposed transfer, at least 6,200,000 shares of the Issuer’s common stock, par value $0.0001 per share (the “Old Common Stock”), representing approximately 5.0% of the Issuer’s issued and outstanding shares at the time.

On April 25, 2016, the Bankruptcy Court entered an Order Granting Final Approval of Disclosure Statement and Confirming Debtor’s Plan of Reorganization, which confirmed the Modified First Amended Plan of Reorganization of the Debtor under Chapter 11 of the Bankruptcy Code (as confirmed, the “Plan of Reorganization”).

The Plan of Reorganization contemplated that, prior to the effective date of such plan (which would occur no later than May 5, 2016), the Issuer would seek to raise not less than $10,500,000 in funding (of which $3,000,000 could be in the form of backstop irrevocable capital call commitments from creditworthy obligors in the reasonable judgment of the Deerfield Lenders (the “Backstop Commitments”)) through a private placement of common stock of the reorganized Issuer (in such event, a “Successful Capital Raise”). If the Issuer were unable to achieve a Successful Capital Raise, then the Plan of Reorganization contemplated alternative treatment of certain claims and equity interests.

The Issuer having met the conditions contemplated for the Successful Capital Raise, the Plan of Reorganization became effective. Pursuant to the Plan of Reorganization, among other things, all equity interests of the Issuer, including shares of the Issuer’s Old Common Stock, warrants and options, outstanding immediately prior to the effective date of the transaction were cancelled, and the Issuer issued New Shares and Warrants.

In accordance with the Plan of Reorganization, the Issuer issued 7,500,000 shares of New Shares to certain investors (the “Recapitalization Investors”) for net cash proceeds to the Issuer of $7,052,500 (the “Recapitalization Financing”). As part of the Recapitalization Financing, the Issuer also issued warrants to purchase 6,180,000 New Shares to certain of the Recapitalization Investors (the “Warrants”).

13D

CUSIP No. 67059V209	Page 5 of 7 Pages

Pursuant to the Plan of Reorganization, the Issuer issued 156,312 New Shares to the Reporting Person in exchange Old Common Stock at a ratio of one New Share for every 41.8934 shares of Old Common Stock.

As part of the private placement of New Shares, the Reporting Person acquired 2,900,000 New Shares issued pursuant to the Plan of Reorganization for a purchase price of $1 per New Share. The Reporting Person also acquired Warrants to acquire 2,900,000 New Shares with an exercise price of $0.50 per New Share.

Item 5.	Interest in Securities of the Issuer.

Following the transactions described in Item 4, the aggregate number of securities of the Issuer to which this Schedule 13D related is 5,969,677, representing 46.5%, which percentage is based on their being 9,927,112 shares of the Issuer currently issued and outstanding. The Reporting Person beneficially owns the securities as follows:

The Reporting Person has the sole power to vote and sole dispositive power over 5,966,312 of the shares.

The Reporting Person has the shared power to vote and shared dispositive power over 3,365 of the shares, which shares are held in five separate trusts for the benefit of the Reporting Person’s children.

Except as described in Item 4 above, the Reporting Person did not effect any transactions in the shares of the Issuer in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A significant majority of the Recapitalization Investors described in Item 4 above executed Backstop Commitments to purchase up to 12,800,000 additional shares of New Shares for an aggregate purchase price of up to $3,000,000. The Issuer cannot call the Backstop Commitments prior to June 30, 2017. With respect to each Recapitalization Investor who executed a Backstop Commitment, the commitment terminates on the earlier of (i) the date on which the Issuer receives net proceeds (after deducting all costs, expenses and commissions) from the sale of New Shares in the aggregate amount of the Backstop Commitment, (ii) the date that all shares of Series A Preferred Stock have been redeemed by the Issuer or (iii) the date that all shares of Series A Preferred Stock are no longer owned by entities affiliated with Deerfield Mgmt, L.P., Deerfield Management Company, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Private Design Fund II, L.P. (the “Termination Date”). Under the terms of the Backstop Commitments, the Issuer is obligated to pay to the Recapitalization Investors that executed the Backstop Commitments a commitment fee of $250,000 in the aggregate if the Backstop Commitments are not exercised on or before the Termination Date.

The Reporting Person executed a Backstop Commitment to purchase 5,220,000 additional New Shares for $1,160,000. The New Shares issuable upon potential issuance under the Backstop Commitment are not included in this report.

13D

CUSIP No. 67059V209	Page 6 of 7 Pages

Item 7.	Material to be Filed as Exhibits.

None.

13D

CUSIP No. 67059V209	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2016

Date

Signature

Charles E. Sheedy, Two Houston Center, Suite 2907, 909 Fannin Street, Houston, TX 77010

Name/Title